Exhibit (8)(AF)

Gregory E. Smith, CFA Vice President TIAA-CREF Life Insurance Company Tel: 704.988.5848 Fax: 704.595.0348

July 27, 2007

Neuberger Berman Management Inc.

605 Third Avenue

New York, NY 10158-0006

Attention: Ellen Metzger, General Counsel

Please be informed that this letter is to serve as notification of our intention to include the Portfolios listed in Appendix A of the Fund Participation Agreement dated February 13, 2006 among Neuberger Berman Advisors Management Trust, Neuberger Berman Management Inc. and TIAA-CREF Life Insurance Company in a new insurance product:

Separate Account:	TIAA-CREF Life Separate Account VA-1

Contracts:	TIAA-CREF Life Intelligent Variable Annuity Contract

Very truly yours, TIAA-CREF Life Insurance Company

Gregory E. Smith

Cc: Andy Wilmot, Neuberger Berman

www.tiaa-cref.org	8500 Andrew Carnegie Boulevard, Charlotte, North Carolina 28262